Mail Stop 4561

September 20, 2006

Eliron Yaron
Shelron Group Inc.
29 Broadway Avenue, suite 1510
New York, NY 10006

> **Re: Shelron Group Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005**
> **File No. 000-31176**

Dear Mr. Yaron:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief